UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE  18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

Queens Road Value Fund

Queens Road Small Cap Value Fund

Each a series of theregistrant Bragg Capital Trust

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record up to the amounts set forth in Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Charlotte and the state of North Carolina on the 11th day of January, 2005.

Bragg Capital Trust

By /s/Steven Scruggs

Steven Scruggs

President

Attest: /s/ Benton Bragg

Benton Bragg

Chairman